SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Ferroglobe Acquires Glencore European Manganese Plants in France and Norway, Doubling its Global Manganese Alloy Capacity
LONDON, Nov. 21, 2017 (GLOBE NEWSWIRE) – Ferroglobe Plc (NASDAQ:GSM) ("Ferroglobe" or the "Company") announced today that it has entered into an agreement with a wholly-owned subsidiary of Glencore International AG ("Glencore") for the acquisition by Grupo FerroAtlántica, S.A. (a wholly-owned subsidiary of Ferroglobe) of a 100% interest in Glencore's manganese alloys plants in Dunkirk (France) and Mo I Rana (Norway). The parties expect the transaction to close in the first quarter of 2018, subject to obtaining certain regulatory approvals in France, Germany and Poland and other customary conditions.
On Wednesday, November 22, 2017 at 9:00 Eastern Time U.S. the Company will host a conference call to discuss the transaction.
Call-in Numbers:
Participant Toll-Free Dial-In Number:          +1 877 293-5491
Participant International Dial-In Number:   +1 914 495-8526
Conference ID: 6178499

Strategic Rationale
The acquisition of the Glencore plants in France and Norway represents a unique opportunity for Ferroglobe to increase its size in the manganese alloys industry, becoming one of the world's largest producers with over half a million tons of sales of ferromanganese and silicomanganese. In 2016, the combined sales of these plants were approximately 160,000 tons of ferromanganese and 110,000 of silicomanganese. During the same year, Ferroglobe sold approximately 135,000 tons of ferromanganese and 132,000 tons of silicomanganese.
The integration of the acquired assets will allow Ferroglobe to consolidate a network of manganese alloy plants in Europe, to diversify its manganese alloy production base and to capture cost improvements through the sharing of best practices and the optimization of logistics flows. It will also provide significant advantages to our customers as Ferroglobe will be better positioned to serve multiple locations in a more agile and responsive manner.
Commercial Terms
The acquisition price for the two facilities includes an up-front payment at closing as well as an earn-out payment, payable over eight and a half years, based on the annual performance of each of the acquired plants.
Simultaneously with the acquisition, Glencore and Ferroglobe will enter into an exclusive agency arrangement for the marketing of Ferroglobe's manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years. For Ferroglobe, the partnership facilitates access to Glencore's global clients in the steel industry, and provides a broader sales and procurement network that will enhance our own capabilities. For our customers and suppliers, it provides access to an extended volume and range of products that will add value to our commercial relationships.
Ferroglobe Executive Chairman, Javier López Madrid, commented, "The acquisition of Glencore´s manganese-based alloys plants in Europe represents a first step in the execution of the strategy that we outlined at our Inaugural Investors Day last month.  It delivers significant growth opportunities and strengthens Ferroglobe's existing platforms."  Mr. López Madrid added, "We continue to deliver on our stated commitment to developing our leadership in core products, through a value enhancing and immediately accretive acquisition. We are also excited about the opportunities this transaction brings to improve the service we provide to our customers, capture efficiencies and foster our growth."
About Ferroglobe
Ferroglobe PLC is one of the world's largest producers of silicon metal and silicon- and manganese-based alloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is headquartered in London.
Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and  words of similar meaning or the negative thereof.
Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.
Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.
All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.
INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 209 8581, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2017

FERROGLOBE PLC

by	/s/ Nick Deeming
Name: Nick Deeming
Title: Corporate Secretary